 EXHIBIT 99.7

KPMG LLP	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street Suite 4600	Internet	www.kpmg.ca
Toronto ON M5H 2S5

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Dominion Diamond Corporation

We consent to the use in this annual report on Form 40-F of:

-

our Independent Auditors’ Report of Registered Public Accounting Firm, dated April 13, 2016, on the consolidated financial statements of Dominion Diamond Corporation (the “Company”), comprising the consolidated balance sheets of the Company as at January 31, 2016 and January 31, 2015, the consolidated statements of (loss) income, comprehensive (loss) income, changes in equity and cash flows for each of the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information, and

-	our Report of Independent Registered Public Accounting Firm, dated April 13, 2016, on the effectiveness of the Company’s internal control over financial reporting as of January 31, 2016,

each of which is incorporated by reference in this annual report on Form 40-F of the Company for the fiscal year ended January 31, 2016.

Our Independent Auditors’ Report of Registered Public Accounting Firm indicates that the comparative information presented for the year ended January 31, 2015 has been restated.

We also consent to the incorporation by reference of such reports in the Registration Statement No. 333-156805 on Form S-8 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
April 13, 2016

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.